GENERAL BUSINESS: 1-631-843-5500 FAX: 1-631-843-5680 www.henryschein.com

March 24, 2016

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Henry Schein, Inc.

Form 10-K for the Fiscal Year Ended December 26, 2015

Filed February 10, 2016

File No. 0-27078

Dear Mr. Decker:

We acknowledge receipt of your letter dated February 26, 2016 regarding your review of the above referenced filing. We bring the following to your attention as relevant background when assessing our response.

Each year, in preparing its financial statements, the Company’s management has considered the aggregation criteria prescribed by ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C, and has concluded that the dental, animal health and medical operating segments (“operating segments”) continue to share similar economic characteristics, are expected to have similar future prospects, and have similar operating characteristics. Therefore, it continues to be appropriate to aggregate these operating segments into our health care distribution reportable segment for the years included in the above-referenced Form 10-K.

As discussed in our letter to the Commission dated May 2, 2011, although we have considered other financial measures, we have always judged operating margin (not gross margin) to be the best indicator of economic characteristics when evaluating the aggregation criteria given our specific facts and circumstances. We continue to analyze our businesses internally based principally on operating income because, as discussed in Note 1 to our financial statements, costs related to purchasing, receiving, inspections, warehousing, internal inventory transfers and other costs of our distribution network are included in selling, general and administrative expenses, as opposed to cost of goods sold, along with other operating costs. Additionally, products with lower gross profit margins generally have lower selling, general and administrative expenses, which result in more similar operating margins. Consequently, operating margin is the best comparative measure and best demonstrates the similar overall economic characteristics of our operating segments. Operating income also serves as a primary component in determining the business segments leaders’ incentive bonus compensation. Additionally, when we evaluate acquisition targets, we focus on the target’s operating income, operating margin and return on investment.

As indicated in Exhibit A-3, operating income margins are relatively aligned and stable across our operating segments. As we continue to introduce pricing and cost-containment strategies, we expect the operating margins to improve in the future and to converge more closely. The differences in operating margins among the operating segments are not significant and are not due to differences in economic characteristics. The dental operating segment has been able to achieve higher operating margins due primarily to its relative product and customer mix. We offer a wide range of common products across the dental, medical, and animal health operating segments, but the mix of those products varies. For example, the contribution of pharmaceutical products to revenues is greater in the medical and animal health businesses than in dental. These sales generally result in lower operating margins. Conversely, the dental business currently gets a more significant portion of its sales from private label products as compared to our medical and animal health businesses. Sales of our private label products often achieve operating margins that exceed our overall average operating margin. Our current marketing plans reflect increased efforts to grow private label sales in the animal health and medical operating segments in the near future. Additionally, differences in customer mix contribute to the variances in the respective operating margins. Large-group customers tend to have greater purchasing power resulting in lower operating margins. The dental business has relatively fewer large-group customers than the medical and animal health operating segments, which benefits its operating margin. However, each of our operating segments, including dental, is experiencing growth in large-group and corporate customers throughout the world, which will contribute to greater convergence of the operating income margins in the future.

Management also focuses on local currency internal sales growth when assessing the operating performance of the dental, animal health and medical operating segments. Historically, these three operating segments have experienced similar growth rates on a local currency internal growth basis. We believe this is indicative of the similar market conditions in which the operating segments operate globally, including the demands and requirements of their customers. We fully expect the similarities of these market conditions throughout the world to continue in the foreseeable future, which will result in a continuation of similar growth rates by the three operating segments in the future.

We sell a broad range of products, substantially all of which may be categorized as health care products. Numerous product groups are offered to customers across all of our operating segments, including infection control products, surgical products, examination gloves, wound closure and wound care products, disposable exam room products, pharmaceutical products, basic equipment and office supplies among others. Given the large number and wide range of common product offerings, we do not manage our business by product and service categories. Product-related functions, such as procurement and warehousing, are managed centrally. We also have a centralized group that manages our dental, animal health and medical private label products.

Across all of our operating segments, our customer base has several common characteristics. Substantially all of our customers are healthcare providers, including office-based practitioners, health clinics, and private and public institutions. Our customers tend to place relatively small orders (in 2015, our average order sizes were $359 for animal health customers, $491 for dental customers, and $629 for medical customers) with frequent orders being placed along with a requirement for quick delivery due to limited storage capacities at their practice locations. Our average order size has remained relatively consistent over the last several years and is expected to remain so for the foreseeable future. Although we have a sales force that is distinct to each operating segment, including sales specialists who focus on specific product categories, our sales approach, including field sales consultants, telesales representatives, catalogs, etc., is common to all our customers. Our customer service functions (delivery status and assistance, customer queries, etc.) are provided by a single group of people who support all of our operating segments.

Across each of the operating segments, market dynamics are affecting our customer base in similar ways and, as a result, each segment is experiencing similar changes. Dental, animal health and medical practitioners are increasingly combining their professional practices in an effort to become more efficient. As these practices grow in size, they are concentrating their purchases of goods and services with fewer and larger suppliers. Furthermore, they are becoming increasingly reliant on larger suppliers to identify cost efficiencies as they combine their practices.

Substantially all products within our healthcare distribution reportable segment are distributed via third-party freight companies (i.e., United Parcel Service, etc.) from our warehouses. Within our warehouses, products are stored based on cube size, frequency of ordering, and any special handling requirements, such as refrigeration, and are not segregated by operating segment. As indicated above, order sizes are similar among our customers in each of the operating segments, thus small parcel delivery is the typical form of distribution.

To effectively manage the distribution of our products and services in all of our operating segments, the Company maintains global support functions including, but not limited to distribution, inventory control, transportation, purchasing, customer service, web design, information systems, human resources, regulatory, some financial operations (credit, payroll, invoice processing, etc.), treasury, insurance, legal, tax, financial planning, and internal audit. In the United States, our dental and medical operating segments have a shared warehousing infrastructure and we are evaluating the inclusion of animal health products within this warehousing infrastructure. Internationally, it is common for our animal health operating segment to share the same warehousing infrastructure as our dental and medical operating segments.

In summary, we believe the economic and operating characteristics of these operating segments support the aggregation of such segments as one reportable segment. The similarities of these characteristics enable us to use common business functions to execute and manage the segments’ operations. These characteristics are consistent with the aggregation criteria in ASC 280-10-50-11. Given these similarities, users of our financial statements are able to understand the performance of our health care distribution segment, assess its prospects for future net cash flows and make informed judgments about our Company as a whole.

With reference to the specific comments in your letter dated February 26, 2016, please see the following responses corresponding to the numbered comments in your letter.

Form 10-K for the Fiscal Year Ended December 26, 2015

Notes to Consolidated Financial Statements

Note 15. Segment and Geographic Data, page 96

1.	Almost 97% of your total sales in fiscal 2015 were from the health care distribution reportable segment. Each of the three operating segments (dental, animal health and medical) aggregated into this reportable segment represented 19% or more of your total sales in fiscal 2015. Your disclosures of sales by operating segment for each of the last five fiscal years on page 36 and your discussions of changes in sales on pages 46 and 49 indicate that each of these operating segments may have experienced significant variances in sales trends in recent years. In addition, based upon the North America and International sales information disclosed in Exhibit A of the Form 8-K filed February 10, 2016, it appears each of these operating segments have varying proportions of sales from foreign countries. Please explain in detail how you concluded each of these operating segments have similar economic characteristics. For each operating segment, please also provide us with your historical and projected sales, gross profit, operating income and measure of segment profitability. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Please also explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that aggregation is appropriate. Refer to the guidance outlined in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

With respect to your request that we provide historical and projected sales, gross profit, operating income and measure of segment profitability for our dental, animal health and medical operating segments for each of the last five years, we refer you to Exhibits A-1 for sales, Exhibit A-2 for gross profit, and Exhibit A-3 for operating income. We are supplementally providing Exhibits A-1, A-2 and A-3 to you pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Exhibits A-1, A-2 and A-3, and the information contained therein, are nonpublic and confidential and remain the property of the Company. We hereby request that Exhibits A-1, A-2 and A-3, and all copies thereof, be returned to the undersigned promptly following completion of your review thereof.

Net Sales

The following tables illustrate the components of total annual sales growth for each of the operating segments for the years 2011-2015, segregating the effect of acquisitions, effect of foreign exchange, and local currency internal growth.

	Total Sales Growth
	2015	2014	2013	2012	2011
Dental	-1.9%	7.7%	4.7%	0.2%	7.9%
Animal Heath	0.8%	11.5%	12.0%	15.5%	30.8%
Medical	18.9%	6.1%	5.3%	3.8%	9.5%
Healthcare distribution	2.5%	8.5%	6.7%	4.6%	13.0%

	Effect of Acquisitions
	2015	2014	2013	2012	2011
Dental	0.6%	4.9%	2.2%	1.2%	1.0%
Animal Heath	6.5%	4.9%	6.8%	9.1%	18.0%
Medical	7.5%	0.1%	0.5%	0.9%	1.4%
Healthcare distribution	3.5%	4.0%	3.1%	3.0%	4.6%

	Effect of Foreign Exchange
	2015	2014	2013	2012	2011
Dental	-6.9%	-0.5%	0.4%	-2.3%	2.4%
Animal Heath	-7.6%	0.3%	-0.3%	-2.2%	4.6%
Medical	-0.8%	0.1%	0.2%	-0.4%	0.3%
Healthcare distribution	-6.1%	-0.1%	0.1%	-1.9%	2.5%

	Local Currency Internal Growth
	2015	2014	2013	2012	2011
Dental	4.4%	3.3%	2.1%	1.3%	4.5%
Animal Heath	1.9%	6.3%	5.5%	8.6%	8.2%
Medical	12.2%	5.9%	4.6%	3.3%	7.8%
Healthcare distribution	5.1%	4.6%	3.5%	3.5%	5.9%

As indicated above, the annual growth rates of net sales in each of the operating segments may be materially influenced by the effects of newly acquired businesses. Our acquisition strategy includes acquiring businesses and entering into joint ventures complementary to ours that will provide, among other things, additional sales to be channeled through our existing distribution infrastructure, access to additional product lines and field sales consultants and an opportunity to further expand into new geographic markets. During the fiscal years 2011 through 2015, each of our operating segments has experienced net sales growth through the completion of acquisitions. Given the sporadic frequency and size of acquisitions, any detailed explanations for apparent differences in sales trends for and among the operating segments should exclude the effects of acquisitions.

Also, as indicated above, the net sales growth in our operating segments may also be influenced by the effects of changes in foreign currency translation rates. Given that foreign exchange rates largely offset over the long term and have no significant effect on local demand for the Company’s products, the effects of changes in foreign exchange rates on year-over-year sales should not be considered when analyzing economic performance. Our experience indicates that an operating segment’s long-term economic characteristics are not influenced by changes in foreign exchange rates. We do not believe the demand for health care products outside the United States is affected when the local currency weakens or strengthens against other currencies.

We note the Commission’s observation that “…it appears each of these operating segments have varying proportions of sales from foreign countries.” While the operating segments do have varying degrees of international sales as we indicate above, we do not believe this creates any meaningful differences in economic characteristics among the operating segments. Additionally, the operating segments retain similar operating characteristics outside the United States as each operating segment continues to provide a similar nature of products and services, serves a similar type or class of customer for their product and services, uses similar methods to distribute its products or to provide services, and operates under a similar nature of a regulatory environment. It is the Company’s objective to continue to expand internationally in all three operating segments.

After excluding the effects of acquisitions and foreign exchange, the remaining factor affecting sales growth is local currency internal sales growth. Management considers the rate of local currency internal sales growth as a key indicator when assessing the performance of the respective operating segments. The table below provides our historical local currency internal sales growth by the Company’s health care distribution operating segments for the fiscal years 2011-2015. (Please note that the table below is included in Exhibit A-1 where it also includes 2016 budgeted local currency internal sales growth.) We are supplementally providing Exhibit A-1 to you pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Exhibit A-1 and the information contained therein is nonpublic and confidential and remains the property of the Company. We hereby request that Exhibit A-1, and all copies thereof, be returned to the undersigned promptly following completion of your review.

	Local Currency Internal Sales Growth
	2015	2014	2013	2012	2011	2011-15 average
Dental	4.4%	3.3%	2.1%	1.3%	4.5%	3.1%
Animal Heath	1.9%	6.3%	5.5%	8.6%	8.2%	6.1%
Medical	12.2%	5.9%	4.6%	3.3%	7.8%	6.8%

As indicated above, the net sales growth of each of the operating segments is largely aligned when analyzed on a local currency internal sales growth basis, especially when analyzed in the context of the 2011-15 average growth rate. Although average historical growth in the dental segment has lagged that of medical and animal health, its growth is trending higher and we expect it to be more in line with the historical growth of the others in the future.

Commentary regarding each operating segment’s historical local currency internal sales growth is as follows:

•	Dental local currency internal sales growth rates have generally lagged those of medical and animal health during the period 2011-2015. This is primarily due to softer equipment sales reflecting a cautious spending environment during the period. Our dental operating segment has a higher mix of equipment sales than our animal health and medical operating segments. As market conditions have improved, we have experienced improved dental growth trends.

•	Animal health local currency internal sales growth rates have remained relatively consistent during the period 2011-2015, except for the 1.9% growth in 2015. In 2015, our animal health operating segment experienced lower-than-normal growth due to a loss of a key supplier of veterinary diagnostic equipment. During 2015, we were able to establish new supplier relationships for such equipment that will allow us to grow the related revenues over the intermediate term. Sales growth was also affected by certain products switching between agency sales and standard sales. When excluding the effects of these items, our animal health local currency internal sales growth in 2015 was 5.6%.

•	Medical local currency internal sales growth rates have been relatively consistent during the period 2011-2015 except for the 12.2% growth experienced in 2015. This larger-than-normal growth was primarily attributable to the success of our sales force during the year obtaining additional business with large group practices and integrated delivery networks.

Gross Profit

We refer you to Exhibit A-2 for the requested gross profit information and related commentary.

We are supplementally providing Exhibit A-2 to you pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Exhibit A-2 and the information contained therein is nonpublic and confidential and remains the property of the Company. We hereby request that Exhibit A-2, and all copies thereof, be returned to the undersigned promptly following completion of your review.

Operating Income

We refer you to Exhibit A-3 for the requested operating income information and related commentary.

We are supplementally providing Exhibit A-3 to you pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Exhibit A-3 and the information contained therein is nonpublic and confidential and remains the property of the Company. We hereby request that Exhibit A-3, and all copies thereof, be returned to the undersigned promptly following completion of your review.

2.	Your dental and medical operating segments sell their products to dental and medical establishments and your animal health segment sells its products to veterinary and other animal health providers. Please explain how you determined each operating segment sells their products to the same type or class of customer as required by ASC 280-10-50-11(c).

As required by ASC 280-10-50-11(c), we determined that each of these operating segments sells its products to a similar type or class of customer. Across all of these operating segments, our customer base has several common characteristics. Substantially all of our customers are health care providers, including office-based practitioners, health clinics, and private and public institutions. Due in part to the inability of office-based health care practitioners to store and manage large quantities of supplies in their offices, the distribution of health care supplies and small equipment to office-based health care practitioners has been characterized by frequent, small quantity orders, and a need for rapid, reliable and substantially complete order fulfillment. Our customers tend to place relatively small orders (in 2015, our average order sizes were $359 for animal health customers, $491 for dental customers, and $629 for medical customers) with frequent orders being placed along with a requirement for quick delivery due to limited storage capacities at their practice locations. Our average order size has remained relatively consistent over the last several years and is expected to remain so for the foreseeable future.

We also believe it is important to consider the consistent manner in which we approach all of our customers within these operating segments. This is enabled by the similarities in the types of customers and their demands for similar types of products and services. We articulate our competitive strengths on page 5 in our Form 10-K for the fiscal year ended December 26, 2015, all of which focus on our relationships with customers in all of our operating segments, a summary of which is as follows:

A focus on meeting our customers’ unique needs. Providing customized solutions to our customers, understanding the market, technology-driven products and services, etc.

Direct sales and marketing expertise. We have a sales force that is distinct to each operating segment, including sales specialists who focus on specific product categories. However, our sales approach is common to all our customers. The key elements of our direct sales and marketing efforts are field sales consultants, direct marketing, telesales, electronic commerce solutions, and social media.

Broad product and service offerings at competitive prices. In each of the operating segments, we offer a broad range of products and services to our customers, including the following categories:

•	Consumable supplies and equipment. We offer over 110,000 Stock Keeping Units, or SKUs, to our customers. Of the SKUs offered, approximately 52,000 are offered to our dental customers, approximately 13,000 to our animal health customers and approximately 53,000 to our medical customers. We offer over 150,000 additional SKUs to our customers in the form of special order items.

•	Technology and other value-added products and services. We sell practice management software systems to our dental, animal health and medical customers. Our practice management solutions provide practitioners with electronic medical records, patient treatment history, billing, accounts receivable analyses and management, appointment calendars, electronic claims processing and word processing programs. As of December 26, 2015, we had an active global user base of more than 74,000 dental customers, more than 17,000 animal health customers, and more than 1,000 medical customers.

•	Repair services. We have 199 equipment sales and service centers worldwide that provide a variety of repair, installation and technical services for all of our health care customers. Installation and repair services are provided for dental handpieces; dental, animal health and medical small equipment; table top sterilizers; and large dental equipment.

•	Financial services. We offer all of our customers a number of financial services and products. We also provide consulting services, practice valuation and brokerage services.

Commitment to customer service. We monitor our customer service through customer surveys, focus groups and statistical reports for all of our operating segments. Our customer service policy primarily focuses on order fulfillment and efficiency of the ordering process.

Integrated management information systems. Our information systems generally enable us to centrally manage key functions, including accounts receivable, inventory, accounts payable, payroll, purchasing, sales and order fulfillment. These systems allow us to manage our growth, deliver customer service, target customers, manage financial performance and monitor daily operational statistics of all our operating segments.

Cost-effective purchasing. We continuously evaluate our purchase requirements and suppliers’ offerings and prices in order to obtain products at the lowest possible cost. In recent years, there has been significant consolidation among our suppliers. This has resulted in greater standardization of the products we purchase across all of our operating segments as well as greater globalization of product selection.

Efficient distribution. We distribute products from strategically located distribution centers serving all of our health care customers. In the United States, our dental and medical operating segments have a shared warehousing infrastructure and we are evaluating the inclusion of animal health projects within this warehousing infrastructure. Internationally, it is common for our animal health operating segment to share the same warehousing infrastructure as our dental and medical operating segments.

In addition to the above factors, we have also determined that the businesses we acquire in each of our healthcare distribution operating segments experience a relatively consistent customer retention rate.

Based on the above analysis, we believe that these operating segments each sell their products to a similar type or class of customer when taking into consideration:

(1)	The similar manner in which the customers operate (i.e., ordering small batches, frequency of ordering, desire to have one principal supplier providing a majority of their practice needs, common product requirements), and

(2)	The manner in which the customers’ and products’ similarities allow us to approach our health care distribution customers across all of the operating segments (i.e., direct sales channels, broad product offerings, high focus on fulfillment).

As such, we believe that each of these operating segments sell our products to a similar type or class of customer as required by ASC 280-10-50-11(c).

3.	Based on your disclosures under Governmental Regulations beginning on page 10, it appears both your dental and medical operating segments may be subject to different regulatory requirements than your animal health operating segment. For example, it appears that various provisions of the United States Health Care Reform Law and HIPAA may apply to your medical and dental operating segments but not to the operations of your animal health operating segment. Please tell us how each of these three operating segments are subject to a similar regulatory environment as outlined in ASC 280-10-50-11(e). Your response should clearly distinguish between regulatory matters or requirements that are applicable to all three of these operating segments and those that apply to only one or two of these operating segments.

With respect to regulatory requirements, our dental, animal health and medical operations face fundamentally similar concerns, including those relating to assuring product integrity, reliable supply chain, customer qualifications as licensed practitioners, avoiding drug diversion, assuring products are appropriately cleared by government authorities (such as the FDA) for sale as required, federal and state facility licensure, secure and appropriate distribution center environment, worker safety, appropriate storage, transportation, handling and disposal of any hazardous materials, complaint, adverse event and product recalls handling, product tracking, import and export requirements, and appropriate financial relationships. This similarity is reflected in the fact that the same overall corporate policies and Regulatory and Quality management oversight personnel support all three operating segments.

Exhibit B illustrates in greater detail 29 regulatory requirements of the business, all of which apply to all three operating segments.

Overall, we believe the nature of the regulatory environment is substantially similar for the three operating segments, as the regulatory requirements are essentially similar for all of them.

Finally, we acknowledge our understanding that:

•	Henry Schein, Inc. is responsible for the adequacy and accuracy of its disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Henry Schein, Inc. may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact me at 631.843.5915.

Sincerely,

/s/ Steven Paladino

Steven Paladino

Executive Vice President and

Chief Financial Officer

Exhibit A-1

The full version of Exhibit A-1 has been supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.

Local Currency Internal Sales Growth

	Budget 2016		2015	2014	2013	2012	2011	2011-15 Average
Dental		%	4.4%	3.3%	2.1%	1.3%	4.5%	3.1%
Animal Health		%	1.9%	6.3%	5.5%	8.6%	8.2%	6.1%
Medical		%	12.2%	5.9%	4.6%	3.3%	7.8%	6.8%

Exhibit A-2

Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.

Exhibit A-3

Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.

EXHIBIT B — Regulations Relating to Distribution Segment

Regulatory Matter/Requirement	Medical	Dental	Animal Health	Comments
Corporate Policies	Yes	Yes	Yes	Same policies for the various divisions
Corporate Management Oversight	Yes	Yes	Yes	Same corporate personnel
Supplier Qualification procedures	Yes	Yes	Yes	Same processes for the various divisions
Distribution Center polices; temperature, security	Yes	Yes	Yes	Same systems for the various divisions
US Health Care Reform Law	Yes	Yes	Yes	Excise tax, susupended 2016
Food, Drug and Cosmetic Act FDCA	Yes	Yes	Yes
Good Manufacturing Practices GMPS (FDA)	Yes	Yes	Yes
Quality System Requirements (FDA Medical Devices)	Yes	Yes	Yes	Not applicable to Animal Health only devices. Many Animal Health devices are cross over of approved for human use and are regulated by FDA.
Distribution Facility licensing requirements, FDA, DEA, BOP, VAWD	Yes	Yes	Yes
Customer license verification; professional license and DEA license	Yes	Yes	Yes
Complaint Handling	Yes	Yes	Yes
Adverse Event Reporting	Yes	Yes	Yes
Recalls Management	Yes	Yes	Yes
Prescription Drug Marketing Act (FDA Drugs)	Yes	Yes	Yes
Drug Quality and Security Act/ Drug Supply Chain Security Act (FDA Drugs)	Yes	Yes	Yes
Unique Device Identification (FDA Medical Devices)	Yes	Yes	Yes	Animal Health drugs are regulated by FDA Animal and Veterinary rules. Some Animal Health drugs are cross over of approved for human use and are regulated by FDA.
X-Ray Installation requirments for FDA and State Health Agencies	Yes	Yes	Yes
Controlled Substance Act, DEA Policies; DEA 222 and 106 forms; Drug Room Security and Policies	Yes	Yes	Yes
Pipeline and Hazardous Materials Safety Administration (DOT/FAA/IMDG) Transportation Policies	Yes	Yes	Yes
Resource Conservation and Recovery Act (EPA)	Yes	Yes	Yes
Superfund Amendment Reauthorization ACT (SARA Title III) EPA	Yes	Yes	Yes
OSHA – General Industry Regulations	Yes	Yes	Yes
OSHA – Global Harmonization System	Yes	Yes	Yes
Customs Modernization Act (MOD) Import	Yes	Yes	Yes
Office of Foreign Asset Control (Export)	Yes	Yes	Yes
Bureau of Industry and Security (Export)	Yes	Yes	Yes
Data Protection/HIPPA	Yes	Yes	Yes	Foreign data protection applies to all divisions; HIPAA not applicable to Animal Health division, and HIPAA only minimally applicable to Medical or Dental divisions, as distribution businesses generally do not access HIPAA protected patient data
Financial Relationships- FCPA; Anti-kickback Statute	Yes	Yes	Yes	FCPA applies to all divisions; AKS not applicable to Animal Health division
Transparency Requirements-Sunshine	Yes	Yes	Yes

B-1